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As filed with the Securities and Exchange Commission on January 10, 2003

Registration Statement No. 333-101684

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
 To

FORM S-3
REGISTRATION STATEMENT
Under the Securities Act of 1933

NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-3359573 (I.R.S. Employer Identification No.)

4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555
(630) 753-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert A. Boardman
Senior Vice President and General Counsel
Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555
(630) 753-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Dennis M. Myers, Esq.
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

        Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Navistar International Corporation

7,755,030 shares

Common Stock

        This prospectus relates to 7,755,030 shares of common stock of Navistar International Corporation, which may be sold from time to time by the selling stockholders named herein, or their transferees, pledgees, donees or successors. These stockholders acquired shares directly from our company in a private placement completed on November 8, 2002 at a price of $22.566 per share. We will not receive any proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

        The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell this common stock through ordinary brokerage transactions or through any other means described in the section entitled "Plan of Distribution" beginning on page 15.

        Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors in the section entitled "Risk Factors" beginning on page 2.

        Our common stock is traded on the New York Stock Exchange under the symbol "NAV." On January 9, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $26.08 per share.

        Neither the Securities and Exchange Commission nor any state securities commission has approved the sale of the common stock or determined that the information in this prospectus is accurate and complete. It is illegal for any person to tell you otherwise.

        The date of this prospectus is January 10, 2003.

        You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. The common stock is not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the prospectus or prospectus supplement, as applicable.

        Unless the context requires otherwise, as used in this prospectus, the terms "us," "we," "our" and "Navistar" refer to Navistar International Corporation, its consolidated subsidiaries, including its principal operating subsidiary, International Truck and Engine Corporation, which we refer to, exclusive of its subsidiaries, as "International," and their respective predecessors. "NFC" refers to Navistar Financial Corporation, a wholly owned finance subsidiary of International. The fiscal year of Navistar ends on October 31. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended October 31, 2002 is referred to as "fiscal 2002."

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

        We have filed with the SEC a registration statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, and to which reference is hereby made. Statements made in this prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be

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deemed qualified in its entirety by such reference. The registration statement may be inspected at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of such materials from the Public Reference Section of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

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  our Annual Report on Form 10-K for the fiscal year ended October 31, 2002 (including the information from Part III incorporated by reference from our Proxy Statement dated January 16, 2003); and

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  our Current Reports on Form 8-K dated November 8, 2002, December 3, 2002 and the three reports dated December 11, 2002.

        Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555
Attention: Investor Relations
Telephone: (630) 753-5000

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 OUR COMPANY

        We are a leading producer and marketer of medium- and heavy-duty trucks, school buses and severe service vehicles, and we are the world's largest mid-range (160-300 horsepower) diesel engine manufacturer. We also distribute a comprehensive line of parts for our truck and engine products. Our truck products are sold under the International® brand to the common carrier, private carrier, government, leasing, construction, industrial and agricultural markets. We are North America's leading manufacturer of school buses, which are marketed under our IC™ brand. Our mid-range diesel engine products are used in our medium- and heavy-duty trucks, school buses and severe service vehicles as well as sold directly to original equipment manufacturers, or OEMs, principally Ford Motor Company. Our diesel engines are sold under the International® brand and to Ford for sale under its PowerStroke™ brand. We are the exclusive supplier of mid-range diesel engines to Ford for use in its over 8,500 lbs. gross vehicle weight, or GVW, medium-duty trucks, pick-up trucks, vans and SUVs in North America.

        We market our truck products, parts and services through the industry's largest dealer network in North America specializing in medium- and heavy-duty trucks and school buses. As of October 31, 2002, our dealer network was comprised of 872 locations in North America. In addition, we have 70 dealer locations in Mexico and 70 dealer locations in 58 other countries. Our dealer network offers a comprehensive range of service, financing and other support functions to our customers. We also operate seven North American regional parts distribution centers that provide 24-hour availability and shipment with a 98% order fill rate of our truck and engine parts. We provide certain financial services to our customers and dealers through our financial services operations.

        Our principal executive office is located at 4201 Winfield Road, Warrenville, Illinois 60555, and our telephone number at that address is (630) 753-5000.

RISK FACTORS

        You should read and consider carefully each of the following risk factors, as well as the other information contained in or incorporated by reference into this prospectus, before making a decision to invest in our common stock.

Risks Relating to Navistar and our Markets

Our profitability could suffer due to the considerable volatility of the markets in which we compete.

        Our ability to be profitable depends in part on the varying conditions in the truck, school bus, mid-range diesel engine and service parts markets. The markets in which we compete are subject to considerable cyclicality. Such markets move in response to cycles in the overall business environment and are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Truck and engine demand also depend on general economic conditions, interest rate levels and fuel costs.

        Sales of Class 5 - 8 trucks have historically been cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. Truck sales in fiscal 2002 were hindered by a number of factors including the overall state of the economy, rising insurance costs, tightened credit availability and a large decline in sales to leasing companies. Reflecting the continued industry-wide decline in new truck orders, we lowered our industry projections for fiscal 2003. We currently project fiscal 2003 U.S. and Canadian Class 8 heavy truck demand to be 156,000 units, down 5% from fiscal 2002. Class 5 - 7 medium truck demand, excluding school buses, is forecast at 105,500 units, 8% higher than in fiscal 2002. We are unable to predict the length or severity of the current downturn in the truck market or recovery levels. This weakness in the demand for new trucks has adversely affected our operating results in fiscal 2002 and 2001. Continued weakness in the demand for new trucks would have a negative impact on our business, financial condition and results of operations.

We operate in the highly competitive North American truck market, which may require us to discount our prices, thereby lowering our margins.

        The North American truck market, in which we compete, is highly competitive. Our major U.S. domestic competitors include PACCAR, Ford and General Motors, as well as foreign-controlled domestic manufacturers, such as Freightliner, Sterling and Western Star (DaimlerChrysler), and Mack and Volvo (Volvo). In addition, manufacturers from Japan such as Hino (Toyota), Isuzu, Nissan and Mitsubishi, are attempting to increase their North American sales levels. The intensity of this competition, which is expected to continue, results in price discounting and margin pressures throughout the industry and adversely affects our ability to increase or maintain vehicle prices. Many of our competitors have greater financial resources, which may place us at a competitive disadvantage in responding to substantial industry changes, such as changes in governmental regulations that require major additional capital expenditures. In addition, certain of our competitors may have lower overall labor costs.

The loss of business from Ford, our largest customer, would have a negative impact on our business, financial condition and results of operations.

        Ford accounted for approximately 20% of our revenues for fiscal 2002, 21% for fiscal 2001 and 18% for fiscal 2000. In addition, Ford accounted for approximately 78%, 82% and 76% of our diesel engine unit volume in fiscal 2002, fiscal 2001 and fiscal 2000, respectively, primarily relating to the sale of our V-8 diesel engines. Although we have an agreement with Ford that continues through 2012 to supply V-8 diesel engines for inclusion in selected models produced by Ford, this agreement provides that we will supply Ford's requirements rather than manufacture a specific quantity of products. The loss of Ford as a customer, reduced or lower than anticipated purchases from Ford, or a significant decrease in demand for the models or a group of related models that utilize our products would have a negative impact on our business, financial condition and results of operations.

        We also have an agreement with Ford that was originally scheduled to commence with model year 2002 and extend through 2012 to supply newly-designed V-6 diesel engines for inclusion in selected models produced by Ford. This agreement provides that we will supply Ford's requirements rather than manufacture a specific quantity of products. In that regard, Ford recently advised us that its business case for using our newly-designed V-6 diesel engines is no longer viable and it has discontinued its program for the use of these engines. Ford is seeking to cancel the V-6 Diesel Engine Supply Agreement. As a result, we took a $167 million pre-tax charge for assets and obligations directly related to this product program in the fourth quarter of fiscal 2002.

Our ability to achieve reductions in cost and employment levels and to realize production efficiencies is critical to improving our operating results.

        We currently are in the process of implementing a number of cost and employment reduction initiatives. For example, we recently announced plans to close our Chatham, Ontario assembly plant in mid-2003 in order to address competitive market conditions. Successfully implementing these initiatives is critical to improving our operating results and competitiveness. In addition, we are continually attempting to realize production efficiencies. While realizing these efficiencies is important to our competitive position, there can be no assurance that we will be able to realize the above operating efficiencies in the future.

Agreements relating to our indebtedness contain various provisions which limit our management's discretion in the operations of our business.

        Agreements relating to our indebtedness contain various provisions which limit our management's discretion and flexibility by restricting our ability and the ability of certain of our restricted subsidiaries to:

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  enter into transactions with affiliates;

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  pay dividends on stock or make other restricted payments;

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  consummate asset sales;

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  incur indebtedness;

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  issue preferred stock of our restricted subsidiaries (as defined in our indentures);

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  incur liens;

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  impose restrictions on the ability of a restricted subsidiary to pay dividends or make payments to Navistar and its restricted subsidiaries;

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  merge or consolidate with any other person;

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  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Navistar;

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  engage in specified sale/leaseback transactions; or

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  enter into guarantees.

Our financial services subsidiaries, including NFC, are not considered "restricted subsidiaries" under our debt indentures. These finance subsidiaries, however, are party to credit and other agreements that contain restrictive covenants that are, in many cases, similar to those described above.

Our liquidity position may be adversely affected by a continued downturn in our industry.

        The downturn in our industry which began in 2000 has adversely affected our operating results and consequently limited our ability to incur additional indebtedness under certain of our debt instruments. In the event industry conditions continue to remain weak for a significant period of time, our liquidity position may be adversely affected, which may limit our ability to complete product development, capital improvement programs or other strategic initiatives at currently proposed levels.

Our business could be negatively impacted in the event NFC is unable to access sufficient capital to engage in its financing activities.

        NFC supports our manufacturing operations by providing financing to a significant portion of International dealers and retail customers. For example, NFC provided wholesale financing for approximately 96% of the new truck units sold by International to International dealers in the United States during fiscal 2002 and retail and lease financing for approximately 19% of new trucks sold by International and International dealers during the same period. NFC traditionally obtains the funds to provide such financing from sales of receivables, commercial paper, medium- and long-term debt and equity capital and from short- and long-term bank borrowings. NFC will need to incur additional short-and long-term debt in the future. The nature and amounts of such indebtedness can be expected to vary from time to time as a result of the volume of its business, market conditions and other factors. In addition, NFC expects to continue to sell and securitize receivables. One of NFC's securitization arrangements begins to amortize in the event that NFC's credit ratings fall below certain levels, which would have a negative impact on NFC's liquidity position in the short-term. If cash provided by operations, bank borrowings, continued sales and securitizations of receivables and the placement of term debt does not provide the necessary liquidity, NFC would restrict its financing of International products and to International dealers. A significant reduction in financing support could have a negative impact on our business, financial condition and results of operations.

Our business may be adversely impacted by work stoppages and other labor relations matters.

        We are subject to risk of work stoppages and other labor relations matters because our workforce is highly unionized. As of October 31, 2002, we employed approximately 7,200 hourly workers and 6,100 salaried workers in the U.S. and Canada. Approximately 86% of the hourly workers and 19% of the salaried workers are represented by unions. Of these represented employees, 72% of the hourly workers and 94% of the salaried workers are represented by the United Automobile, Aerospace and Agriculture Implement Workers of America, or UAW, or the National Automobile, Aerospace and Agriculture Implement Workers of Canada, or CAW. In fiscal 2002, our Chatham, Ontario heavy-duty truck plant was subject to a strike before the parties reached a new collective bargaining agreement after expiration of the prior agreement. Our new collective bargaining agreements with the UAW and CAW expire in October 2007 and June 2004, respectively. Any prolonged work stoppage or strike at any one of our principal manufacturing facilities could have a negative impact on our business, financial condition and results of operations.

The costs associated with complying with environmental and safety regulations could lower our margins.

        We, like other truck and engine manufacturers continue to face heavy governmental regulation of our products, especially in the areas of environment and safety. As a diesel engine manufacturer, we have incurred research, development and tooling costs to design our engine product lines to meet new United States Environmental Protection Agency, or EPA, and California Air Resources Board, or CARB, emission standards. In addition, we expect to continue to incur research, design and tooling costs to: (1) achieve further required reductions in ozone-causing exhaust emissions by 2004 in accordance with the settlement agreement we entered into with the EPA and CARB and (2) satisfy the

EPA's 1998 Clean Fuel Fleet Vehicle requirements and California's emission standards in 2002 for engines used in medium-size vehicles. We expect that our diesel engines will be able to meet all of these standards within the required time frames. We believe that the new emission standards governing heavy-duty diesel engines that went into effect in the United States on October 1, 2002 resulted in significant purchases of new trucks by fleet operators prior to such date and, therefore, may result in a temporary near-term decline in new truck demand.

        We also are subject to various noise standards imposed by federal, state and local regulations, and to the National Traffic and Motor Vehicle Safety Act, or Safety Act, and Federal Motor Vehicle Safety Standards, or Safety Standards, promulgated by the National Highway Traffic Safety Administration, or NHTSA. On October 1, 2002, International notified the NHTSA of a program to effect a voluntary safety recall of hydraulic anti-lock brake system electronic control units manufactured by a third party and installed on certain of our vehicles. We have identified the population that could be affected by this recall, which could be up to approximately 90,000 units in the U.S. and Canada. We recorded a fourth quarter pre-tax charge for fiscal 2002 of approximately $51 million for estimated costs associated with the recall.

        Complying with environmental and safety requirements has added and will continue to add to the cost of our products, and increases the capital-intensive nature of our business. While we believe that we are in compliance in all material respects with these laws and regulations, we cannot assure you that we will not be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted. If the present level of price competition continues, it may become increasingly difficult for us and other manufacturers of engines and trucks to recover these costs and, accordingly, lower margins may result.

Navistar has significant underfunded postretirement obligations.

        We have significant underfunded postretirement obligations. The underfunded portion of our accumulated benefit obligation was $992 million and $512 million for pension benefits at October 31, 2002 and 2001, respectively, and $1,703 million and $1,473 million for postretirement healthcare benefits at October 31, 2002 and 2001, respectively. Our underfunded postretirement obligations increased October 31, 2002 as a result of the decline in the market value of equity securities held by such benefit plans and a lowering of the rate used to calculate the present value of future benefit obligations.

        In the event that our pension plans are terminated for any reason and plan assets are insufficient to meet guaranteed liabilities, the Pension Benefit Guaranty Corporation, or PBGC, may have a right to take over these plans as their administrator and trustee. In this event, the actual present value of guaranteed pension liabilities may be determined in a manner different from that used by us to determine our unfunded vested pension liability, which could result in a higher level of underfunding. Subject to certain limitations, the PBGC would have a claim against us to the extent that plan assets were not sufficient to meet the actuarial present value of guaranteed liabilities.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited if there is a change in ownership of Navistar.

        As of October 31, 2002, we had $1,236 million of domestic and $51 million of foreign net operating loss carryovers, or NOLs. Currently there is no annual limitation on our ability to use NOLs to reduce future income taxes. However, if an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended, occurs with respect to our capital stock, our ability to use NOLs would be limited to specific annual amounts. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock in any three-year period.

        If an ownership change occurs, our ability to use domestic NOLs to reduce income taxes is limited to an annual amount based on our fair market value immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate. The long-term tax-exempt interest rate is published monthly by the Internal Revenue Service. As of the date of this offering circular, the rate is approximately 4.65%. NOLs that exceed the Section 382 limitation in any year continue to be allowed as carryforwards for the remainder of the 15- or 20-year carryforward period and can be used to offset taxable income for years within the carryover period subject to the limitation in each year. Our use of new NOLs arising after the date of an ownership change would not be affected.

        It is impossible for us to ensure that an ownership change will not occur in the future. In addition, we may decide in the future that it is necessary or in our interest to take certain actions which result in an ownership change. If a more than 50% ownership change were to occur, use of our NOLs to reduce payments of federal income tax may be deferred to later years within the 15- or 20-year carryover period, or, if the carryover period for any loss year expires, the use of the remaining NOLs for the loss year will be prohibited.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to a supply shortage.

        We obtain materials and manufactured components from third-party suppliers. Some of our suppliers are the sole source for a particular supply item. Any delay in our suppliers' abilities to provide us with necessary material and components may affect our capabilities at a number of our manufacturing locations or may require us to seek alternative supply sources. Delays in obtaining supplies may result from a number of factors affecting our suppliers, such as capacity constraints, labor disputes, the impaired financial condition of a particular supplier, suppliers' allocations to other purchasers, weather emergencies or acts of war or terrorism. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to political, economic and other risks that arise from operating a multinational business.

        As of October 31, 2002, we maintained approximately $258 million of property and equipment in foreign countries, primarily in Canada, Mexico, Brazil and Argentina. Accordingly, our business is subject to the political, economic and other risks that are inherent in operating in those countries and internationally. These risks include:

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  the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

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  trade protection measures and import or export licensing requirements;

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  tax rates in certain foreign countries that exceed those in the United States and the imposition of withholding requirements of foreign earnings;

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  the imposition of tariffs, exchange controls or other restrictions;

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  difficulty in staffing and managing international operations and the application of foreign labor regulations;

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  currency exchange rate risk to the extent that our assets/liabilities are denominated in a currency other than the functional currency of the country where we operate;

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  the imposition of exchange controls and currency devaluations;

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  required compliance with a variety of foreign laws and regulations; and

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  changes in general economic and political conditions in countries where we operate, particularly in emerging markets.

        As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse affect on our international operations or on our business as a whole.

Risks Related to the Common Stock of Navistar

Certain charter and statutory provisions may have anti-takeover effects.

        Our certificate of incorporation provides that the affirmative vote of holders of the greater of (a) a majority of the voting power of all common stock or (b) at least 85% of the shares of common stock present at a meeting is required to approve certain mergers and consolidations or a sale of all or substantially all of our assets, or a supermajority transaction. Accordingly, any holder of 15% or more of the aggregate outstanding common stock represented at any meeting of shareowners will be able to block any supermajority transaction. Our certificate of incorporation and by-laws also contain provisions which:

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  permit us to issue so-called "flexible" preferred stock,

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  provide for a classified board of directors (which has the effect under Delaware law of precluding shareowners from removing directors without cause),

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  limit the filling of board vacancies to the remaining directors, and

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  prohibit shareowners from taking action by written consent or calling special meetings.

        We also are subject to Section 203 of the Delaware General Corporation Law, or DGCL, which restricts us from engaging in certain business combinations with "interested stockholders." The fact that our utilization of its net operating losses could be adversely affected by a change of control also could have an anti-takeover effect.

        Although not intended, the foregoing provisions may adversely affect the marketability of the common stock by discouraging potential investors from acquiring our stock. In addition, these provisions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our shareowners. See "Description of Capital Stock—Certain Certificate of Incorporation and By-laws Provisions; Certain Provisions of Delaware Law."

Possible volatility of Navistar share price increases the risk of your investment.

        Numerous factors may significantly affect the market price for our common stock. Such factors include the announcement of new products or other strategic initiatives by us or our competitors, technological innovations by us or our competitors, the growth and expansion of our business, trends and uncertainties affecting the truck manufacturing industry as a whole, issuances and repurchases of common stock, quarterly variations in our operating results or the operating results of our competitors, investors' expectations of Navistar's prospects, changes in earnings estimates by analysts or reported results that vary materially from such estimates and general economic and other conditions, including the cyclical nature of our business. In addition, in recent years the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the common stock.

We do not intend to pay dividends for the foreseeable future.

        We have not paid dividends on our common stock since 1980 and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain our earnings, if any, to use in our ongoing operations. In addition, the terms of the agreements governing our indebtedness restrict our ability to pay dividends on our common stock. Furthermore, our board of directors has the authority to issue one or more series of preferred stock without action of the stockholders. Although we have no present plan to issue any additional series of preferred stock or preference shares, the issuance of any additional series could also have the effect of limiting dividends on the common stock. See "Description of Capital Stock."

The market price of our common stock could be adversely affected as a result of future sales of our common stock by the selling stockholders or the perception that such future sales could occur.

        The future sale of a substantial number of shares of common stock in the public market, including by the selling stockholders named herein, or the perception that such future sales could occur, could adversely affect the prevailing market price of our common stock. The shares offered by the selling stockholders through this prospectus represent approximately 11.4% of our outstanding common stock as of January 7, 2003. All of such shares being offered hereby by the selling stockholders are eligible for immediate resale in the public market without restriction.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. You should not place undue reliance on those statements because they only speak as of the date of this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include works such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be award that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include:

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  general economic or business conditions affecting the markets in which we operate being less favorable than expected;

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  our failure to develop or successfully introduce new products;

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  increased competition in the North American truck market;

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  the loss of major customers, including Ford;

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  work stoppages or other adverse labor relations matters;

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  implementation of or changes in the laws, regulations or policies governing manufacturers of trucks and engines that could negatively affect the automotive components supply industry;

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  changes in general economic conditions in the United States, Canada and Mexico; and

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  various other factors beyond our control.

        All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events. You should also read carefully the factors described in the "Risk Factors" section of this prospectus.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of any of the shares of our common stock offered hereby. All of such proceeds will be for the account of the selling stockholders and for the benefit of employees and retirees and their beneficiaries participating in the employee benefit plans of which the selling stockholders are trusts established thereunder. For more information, see "Selling Stockholders."

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 150 million shares, of which 110 million shares are designated as common stock, with a par value of $.10 per share, 30 million shares are designated as preferred stock, with a par value of $1.00 per share and 10 million shares are designated as preference stock, with a par value of $1.00 per share. The following summary of our capital stock is qualified in its entirety by the provisions of our restated certificate of incorporation and by-laws, copies of which have been filed with the SEC and are available for inspection. See "Where You Can Find More Information."

Common Stock

        The authorized common stock consists of 110 million shares, of which 67,844,743 shares were issued and outstanding and 7,451,551 shares were held in treasury at January 7, 2003. There were approximately 22,919 holders of record of our common stock as of such date.

        Dividend Rights and Restrictions.    Holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided that, so long as any shares of preferred stock and preference stock are outstanding, no dividends (other than dividends payable in common stock) or other distributions (including purchases) may be made with respect to the common stock unless full cumulative dividends, if any, on the shares of preferred stock and preference stock have been paid. Under the DGCL, dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds our net assets.

        We do not expect to pay cash dividends on the common stock in the foreseeable future, and are subject to restrictions under the indentures for our $250 million 8% Senior Subordinated Notes and $400 million 9.375% Senior Notes on the amount of cash dividends we may pay.

        Voting Rights.    Holders of shares of our common stock are entitled to one vote for each share for the election of directors and on any question arising at any shareowners meeting. The UAW, as holder of the series B preference stock, is entitled to elect one member to our board of directors. See "—Preferred Stock and Preference Stock."

        Liquidation Rights.    In the event of the voluntary or involuntary dissolution, liquidation or winding up of us, holders of common stock are entitled to receive after satisfaction in full of the prior rights of creditors (including holders of our indebtedness) and holders of preferred stock and preference stock, all of our remaining assets available for distribution.

        Miscellaneous.    The holders of common stock are not entitled to preemptive, redemption or subscription rights. Mellon Investor Services is the transfer agent and the registrar for the common stock.

        As of January 7, 2003, we had reserved for issuance: (i) approximately 7.2 million shares of our common stock under our various stock option plans, stock discount purchase plans and other award plans for officers, employees and directors, of which options to purchase approximately 7.0 million shares were outstanding; (ii) 48,679 shares issuable upon the conversion of our series D preference stock; (iii) 3,947,605 shares issuable upon the conversion of NFC's 4.75% subordinated exchangeable notes due 2009; and (iv) 5,473,919 shares issuable upon the conversion of our 2.50% senior convertible notes due December 15, 2007.

Preferred Stock and Preference Stock

        We are authorized to issue preferred stock and preference stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the shareowners, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock and preference stock. The issuance of preferred stock and preference stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock. We have no present plans to issue any additional series of preferred stock or preference stock.

        Two series of preference stock are currently outstanding. Three million shares of convertible junior preference stock, series D are authorized, of which 155,774 shares were outstanding as of January 7, 2003. At that date, one share of nonconvertible junior preference stock, series B is authorized and held by the UAW.

        Series D Preference Stock.    Holders of shares of series D preference stock are entitled to receive accrued dividends, if any, if and when declared by the board of directors, in the amount of 120 percent of the dividend (on an as-converted basis) declared on common stock, other than a dividend payable solely in shares of common stock. Holders of series D preference stock have the right at their option to convert shares of the series D preference stock into shares of common stock at any time at a conversion rate of 0.3125 of a share of common stock for each share of series D preference stock, subject to adjustment in certain events. The series D preference stock is redeemable at any time, in whole or in part, at our option upon at least 30 days' advance written notice at the price of $25 per share plus accrued dividends. Generally, holders of series D preference stock do not have any voting powers, except as provided by law and except that holders of at least two-thirds of the number of shares outstanding must approve any adverse amendment, alteration or repeal of the preferences, special rights or powers of series D preference stock. Before any distribution to holders of common stock or of any other of our stock ranking junior upon liquidation to the series D preference stock upon any liquidation, dissolution or winding up of us, holders of the series D preference stock are entitled to receive $25 per share plus accrued dividends.

        Series B Preference Stock.    In connection with a 1993 restructuring of Navistar's post-retirement health care and life insurance benefits pursuant to a settlement agreement, the UAW was issued the series B preference stock. As the holder of the series B preference stock, the UAW is entitled to elect one member of our board of directors, the UAW Director, until such time as we have fully funded our liability under the health care and life insurance benefits program (subject to such right revesting if such funding falls below 85% of the fully funded amount). The series B preference stock is not transferable by the UAW, does not have any voting rights other than as described above or as required by law, does not have the right to receive dividends or distributions and is redeemable for a nominal price at such time as the UAW has not been entitled to elect a director for five consecutive years.

Certain Certificate of Incorporation and By-law Provisions; Certain Provisions of Delaware Law

        General.    Certain provisions of our certificate of incorporation and by-laws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors. We are also subject to Section 203 of the DGCL. As described above under "—Preferred Stock and Preference Stock," the ability of the board of directors to issue so-called "flexible" preferred stock may also have an anti-takeover effect. In addition, the fact that our utilization of our NOLs could be adversely affected by a change of control could have an anti-takeover effect.

        Classified Board; Board Vacancies.    The certificate of incorporation provides for the board of directors to be divided into three classes of directors serving staggered three year terms, excluding the director elected by the UAW as the holder of our series B preference stock. See "—Preferred Stock and Preference Stock." The overall effect of the provisions in the certificate of incorporation with respect to the staggered board may be to render more difficult a change in control of us or the removal of incumbent directors. Under the DGCL, since we have a classified board, the shareowners may only remove the directors for cause. A majority of the remaining directors elected by the holders of common stock then in office (and not shareowners), though less than a quorum, is empowered to fill any vacancy on the board of directors. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock or preference stock issued by us have a preference over the common stock as to dividends or upon liquidation have the right, voting separately by class or series, to elect directors (such as the holder of the series B preference stock), the number, election, term of office, filling of vacancies, terms of removal and other features of such directorships are governed by the terms relating to such rights.

        Special Meetings of Shareowners; Action by Written Consent.    The certificate of incorporation provides that no action may be taken by shareowners except at an annual or special meeting of shareowners, and prohibits action by written consent in lieu of a meeting. Our by-laws provide that special meetings of shareowners may be called only by the chairman of the board and chief executive officer or by the board of directors. This provision will make it more difficult for shareowners to take action opposed by the board of directors.

        Approval of Supermajority Transactions.    As a result of the settlement agreement relating to the 1993 restructuring of our post-retirement health care and life insurance benefits, our certificate of incorporation provides that the affirmative vote of holders of the greater of (a) a majority of the voting power of all common stock or (b) at least 85% of the shares of common stock present at a meeting is required to approve a supermajority transaction. Accordingly, any holder of 15% or more of the aggregate outstanding common stock represented at any meeting of shareowners will be able to block any supermajority transaction.

        Certain Provisions of Delaware Law.    We are governed by the provisions of Section 203 of the DGCL. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

SELLING STOCKHOLDERS

        We are registering all 7,755,030 shares covered by this prospectus on behalf of the selling stockholders named in the table below (including their donees, pledgees, distributees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus in a non-sale transfer). We issued all of these shares of common stock to the selling stockholders in a private placement transaction that was exempt from the registration requirements of the Securities Act. We are registering the shares in order to permit the selling stockholders to offer these shares for resale from time to time. The selling stockholders may sell all, some or none of the shares covered by this prospectus. For more information, see "Plan of Distribution."

        The table below lists the selling stockholders and the other information regarding the ownership of the common stock by each of the selling stockholders on January 7, 2003.

Selling Stockholder	Number of Shares Owned Prior to This Offering(1)	Number of Shares Being Offered Hereby	Number Of Shares Owned After Offering (2)	Percentage (3)
International Truck and Engine Corporation Non-Contributory Retirement Plan Trust	4,658,818	4,653,018	5,800	*
International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust	1,554,006	1,551,006	3,000	*
International Truck and Engine Corporation Retiree Health Benefit and Life Insurance Plan Trust	1,554,406	1,551,006	3,400	*

*
Less than 1.0%.

(1)
Includes shares being offered hereby.

(2)
Assumes that the selling stockholders dispose of all of the shares of common stock covered by this prospectus and do not acquire or dispose of any additional shares of common stock. However, the selling stockholders are not representing that any of the shares covered by this prospectus will be offered for sale, and the selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

(3)
The percentage of common stock beneficially owned after the offering is based on the shares of common stock outstanding on January 7, 2003.

        Each of the selling stockholders named in the table above are trusts established under an employee benefit plan sponsored by International for the benefit of its current and former employees. The trust agreements for each of the International Truck and Engine Corporation Non-Contributory Retirement Plan Trust and the International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust provide that the trustee of the trust is only a directed trustee with respect to employer stock held by the trusts and that the Pension Fund Investment Committee, or PFIC, of International, or an investment manager designated by the PFIC, is to direct the trustee with respect to the voting and disposition of employer securities. The trust agreement for the International Truck and Engine Corporation Retiree Health Benefit and Life Insurance Plan Trust provides that International, or an investment manager appointed by International, is to direct the trustee with respect to voting and disposition of employer securities. International has delegated authority for such matters to the Base Plan Investment Committee, or BPIC, of International, which currently has the same members as the PFIC. Each member is an executive officer of Navistar. The Navistar stock acquired by the trusts is employer securities under these provisions. Jennison Associates LLC has been appointed an investment manager for each trust with respect to the Navistar common stock, and Jennison has been given discretionary authority regarding voting and disposition of the stock in a manner consistent with maximizing the value of the respective trust's investment in our common stock. However, each of PFIC and BPIC, as applicable, and Navistar have the power to revoke or change the appointment of Jennison and therefore reacquire the voting and dispositive control over the stock.

        The prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

PLAN OF DISTRIBUTION

        The selling stockholders (including, subject to applicable law, their pledgees, donees, distributees, transferees or successors in interest who receive any shares covered by this prospectus) are offering shares of our common stock that they acquired from us in a private placement transaction. This prospectus covers the selling stockholders' resale of up to 7,755,030 shares of our common stock.

        In connection with our sale to the selling stockholders of the common stock, we agreed to file a registration statement with the SEC. This registration statement covers the resale of the common stock from time to time as indicated in this prospectus. This prospectus forms a part of that registration statement. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep it effective for a period not to exceed two years and to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the selling stockholders' sale of the shares covered by this prospectus. We have agreed to pay all reasonable fees and expenses incident to the filing of the registration statement, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.

        The selling stockholders may sell the shares of common stock described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders may also transfer, devise or gift these shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors-in-interest that receive such shares as a gift, partnership distribution or other transfer may offer shares of the common stock covered by this prospectus. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling stockholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

        The selling stockholders may sell shares of common stock from time to time in one or more transactions:

  •
  at fixed prices that may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        The selling stockholders may offer their shares of common stock in one or more of the following transactions (which may include block trades and crosses):

  •
  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

  •
  in the over-the-counter market;

  •
  in privately negotiated transactions;

  •
  through put or call options;

  •
  by pledge to secure debts and other obligations;

  •
  by a combination of the above methods of sale; or

  •
  to cover short sales.

        In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, and in connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the shares. The selling stockholders also may sell shares short and deliver the shares to close out such short positions; provided that the short sale is made after the registration statement has been declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker, dealer or other financial institution, and upon a default, the broker, dealer or other financial institution may effect sales of the loaned or pledged shares pursuant to this prospectus.

        The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock may be deemed "underwriters" within the meaning of the Securities Act. As underwriters, any profits on the resale of the shares of common stock and any compensation to be received by an underwriter, broker-dealer or agent would be deemed underwriting discounts and commissions under the Securities Act. Each selling stockholder has represented to us it purchased the common stock in the ordinary course of its business, and at the time the selling stockholder purchased the common stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

        Selling stockholders that are underwriters will be subject to the prospectus delivery requirements of the Securities Act. Those requirements may be satisfied through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act with respect to sales effected on such exchange. We will deliver a copy of this prospectus to the NYSE for such purpose.

        To our knowledge, the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing relevant information regarding such arrangement. A supplement to this prospectus will also be filed upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares.

        Under the Exchange Act, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed on for Navistar by Robert A. Boardman, Senior Vice President and General Counsel of Navistar International Corporation. As of January 7, 2003, Mr. Boardman owned approximately 41,282 shares of Navistar common stock and held options to purchase 177,628 shares of Navistar common stock, of which options to purchase 85,662 shares were currently exercisable.

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated by reference in this prospectus from Navistar's Annual Report on Form 10-K for the year ended October 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and are incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

7,755,030 Shares

Navistar International Corporation

Common Stock

January 10, 2003

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following is a statement of expenses, to be paid solely by Navistar, of the offering of the securities being registered hereby. All amounts are estimated, except the SEC registration fee.

Securities and Exchange Commission Registration Fee	$19,314
Printing Expenses	$20,000
Legal Fees and Expenses	$50,000
Accounting Fees	$10,000
Miscellaneous Fees	$3,500

Total	$102,814

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

General Corporation Law

        Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Statute") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an "indemnified capacity"). The indemnity may include expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the Delaware Statute further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the Delaware Statute.

        In addition, Section 102 of the Delaware Statute allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except in the case where the director (i) breaches his duty of loyalty, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorized the payment of a dividend or approves a stock repurchase or redemption in violation of the Delaware Statute or (iv) obtains an improper personal benefit.

Certificate of Incorporation and By-laws

        Article Eighth of Navistar's certificate of incorporation includes a provision which eliminates directors' personal liability to the fullest extent permitted under the Delaware Statute. Under Article Ninth of Navistar's certificate of incorporation and Article XII of its by-laws, as amended, Navistar shall indemnify any person who was or is made a party or is threatened to be made party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Navistar (including any predecessor corporation of Navistar), or is or was serving at the request of Navistar as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware Statute. Such right of indemnification shall be a contract right and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire under any statute, Navistar's certificate of incorporation, Navistar's by-laws, agreement, vote of stockholders or disinterested directors or otherwise. Navistar also maintains a policy of directors and officers liability insurance covering certain liabilities incurred by its directors and officers in connection with the performance of their duties.

ITEM 16.    EXHIBITS.

        The attached Exhibit Index is incorporated herein by reference.

ITEM 17.    UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)  That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Navistar International Corporation has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Warrenville, Illinois, on January 10, 2003.

NAVISTAR INTERNATIONAL CORPORATION
By:	/s/ ROBERT C. LANNERT
Name:	Robert C. Lannert
Title:	Vice Chairman and Chief Financial Officer (Principal Financial Officer)

        Pursuant to the requirements of the Securities Act of 1993, as amended, this Amendment No. 1 to Registration Statement on Form S-3 and power of attorney have been signed below by the following persons in the capacities indicated on the 10th day of January, 2003.

Signature	Title
* John R. Horne	Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ ROBERT C. LANNERT Robert C. Lannert	Vice Chairman and Chief Financial Officer and Director (Principal Financial Officer)
* Daniel C. Ustian	President and Chief Operating Officer and Director
* Mark T. Schwetschenau	Vice President and Controller (Principal Accounting Officer)
* Y. Marc Belton	Director
* John D. Correnti	Director
* Jerry E. Dempsey	Director
* Dr. Abbie J. Griffin	Director
* Michael N. Hammes	Director

* Allen J. Krowe	Director
* David McAllister	Director
* Southwood J. Morcott	Director
* William F. Patient	Director

*
The undersigned, by signing his name hereto, does execute this Amendment No. 1 to Registration Statement on Form S-3 on behalf of the above-named officers and/or directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the Registration Statement previously filed on December 6, 2002.

/s/ ROBERT C. LANNERT Robert C. Lannert Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
3.1	Restated Certificate of Incorporation of Navistar International Corporation effective July 1, 1993 (incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for the fiscal year ended October 31, 1993).
3.2	The By-Laws of Navistar International Corporation effective April 14, 1995 (incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for the fiscal year ended October 31, 1995).
4.1
Form of Common Stock Certificate of Navistar International Corporation (incorporated by reference to Exhibit 4.20 of Navistar's Quarterly Report on Form 10-Q for the three-month period ended January 31, 2002).
*4.2	Securities Purchase Agreement, dated as of November 8, 2002, by and between Navistar International Corporation and the Investors party thereto.
*4.3	Registration Rights Agreement, dated as of November 8, 2002, by and between Navistar International Corporation and the Investors party thereto.
*5.1	Opinion of Robert A. Boardman.
23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of Robert A. Boardman (included in Exhibit 5.1).
*24.1	Powers of Attorney (included in Part II to the Registration Statement previously filed).

*
Previously filed.

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
OUR COMPANY
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 16. EXHIBITS.
  ITEM 17. UNDERTAKINGS.
SIGNATURES
INDEX TO EXHIBITS